UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number       001-16751

Employees’ 401(k) Thrift Plan

of Trigon Insurance Company

and

        Trigon Insurance Company 401(k) Restoration Plan

(Exact name of registrant as specified in its charter)

120 Monument Circle

Indianapolis, Indiana 46204

                                    (317) 488-6000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Plan Interests in the Employees’ 401(k) Thrift Plan

of Trigon Insurance Company

and

Plan Interests in the Trigon Insurance Company 401(k) Restoration Plan

(Title of each class of securities covered by this Form)

                                                         None

(Titles of all other classes of securities for which

a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:     38

*Effective January 31, 2004, the Employees’ 401(k) Thrift Plan of Trigon Insurance Company was merged into the Anthem 401(k) Long Term Savings Investment Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees’ 401(k) Thrift Plan of Trigon Insurance Company and the Trigon Insurance Company 401(k) Restoration Plan have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: February 23, 2004

ANTHEM 401(K) LONG TERM SAVINGS INVESTMENT PLAN, Successor by Plan Merger to the Employees’ 401(k) Thrift Plan of Trigon Insurance Company

By:	/s/ David R. Frick

David R. Frick Chairman of the Pension Committee of Anthem Insurance Companies, Inc.

TRIGON INSURANCE COMPANY 401(K) RESTORATION PLAN

By:	/s/ David R. Frick

David R. Frick Chairman of the Pension Committee of Anthem Insurance Companies, Inc.